FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2007
                                  11 July 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Trading Update released on
                11 July 2007

                       BRITISH SKY BROADCASTING GROUP PLC
              Trading Update for the three months to 30 June 2007


                         Strong Demand For Our Products


British Sky Broadcasting Group Plc ("BSkyB") will be holding a business update for analysts and investors at 9 a.m. (BST) today, with the presentation commencing at 9.30 a.m. As a consequence, we are providing the following update on trading for the three months to 30 June 2007. Preliminary results for the year ended 30 June 2007 will be published on 27 July 2007.


Key   operating   metrics  for  the  three  months  to  30  June  2007  ("fourth quarter"):(1)

     -    Record new customer additions of 349,000, up 20% year-on-year

     - DTH churn for the quarter (annualised) of 12.1%, underlying churn of c.10.8%

     -    Net customer additions of 90,000, up 17% year-on-year to 8.582 million

     -    Sky+ households increase by 207,000 to 2.374 million, 28% of the base

     -    Multiroom households increase by 46,000 to 1.343 million

     -    HD subscribers increase by 48,000 to 292,000

     -    Sky Broadband customers increase by 259,000 to 716,000

     -    Sky Talk customers reach 526,000, another record quarter of growth

     - 1,150 exchanges now unbundled, 70% coverage of UK households achieved six months ahead of plan

     -    ARPU up GBP21 year-on-year to GBP412

(1) Based on current unaudited best estimates


Presentation Highlights:

     - Significant transformation of the business has led to reinvigorated growth and record demand for our products

     - Established as one of the leading providers of residential broadband and telephony in the UK in under 12-months, growing and taking share from existing incumbents

     - Building on existing strengths in providing attractive content, product innovation and value for money, and increasing the emphasis on customer service - a key competitive differentiator going forward in delivering a superior customer experience

     - Strong financial model delivering for shareholders, driving top-line growth from strong demand and an enlarged sector opportunity; will enter 2009 growing at an accelerated rate

     -    On track for targets


James Murdoch, Chief Executive said:

"Our transformation continues to gather pace. Today we are adding new customers at the fastest rate since analogue switch-off; we are adding more broadband customers than any other provider; and we are the only major residential telephony provider growing its customer base.

Looking forward, we will continue to grow our share of an enlarged sector opportunity by delivering a superior customer experience, investing in the products and services customers want and by continuing to offer exceptional value to all our customers."


Customer Metrics (unaudited)
'000s                          30-Jun-07       31-Mar-07   Net additions
------------------------------------------------------------------------
Total customers(1)(2)(3)           8,582           8,492              90
Additional products:
Sky+(4)                            2,374           2,167             207
Multiroom(5)                       1,343           1,297              46
HD                                   292             244              48
Broadband                            716             457             259
Telephony                            526             355             171

Other KPI's:
ARPU                              GBP412          GBP406
Churn for the quarter (annualised)  12.1%           13.7%

------------------------------------------------------------------------

1 Includes DTH subscribers in Republic of Ireland. (497,000 as at 30 June 2007, 427,000 as at 30 June 2006.)

2 DTH subscribers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). Excludes Freesat customers who do not subscribe to an additional Sky service.

3 DTH subscribers include subscribers taking Sky packages via DSL through Homechoice.

4    Sky+ includes HD households

5 Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)


All numbers within this statement are current unaudited best estimates.

This trading update is not a preliminary announcement of BSkyB's trading results for the 12 months ended 30 June 2007. It is BSkyB's intention to make a preliminary announcement of its financial and other results for the 12 months ended 30 June 2007 at 7 a.m. (BST) on 27 July 2007.


Enquiries:

Analysts/Investors:

Andrew Griffith                                     Tel: 020 7705 3118
Robert Kingston                                     Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com


Press:

Matthew Anderson                                    Tel: 020 7705 3267
Robert Fraser                                       Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 July 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary